December 2, 2004

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StockCar Stocks Mutual Fund, Inc.
2692 Madison Road
Cincinnati, OH 45208
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RE: StockCar Stocks Index Funds,


File Nos. 333-53683 and 811-8791


Gentlemen:

This letter is in response to your request for our opinion in connection with the filing of Post-Effective Amendment No. 10 to the Registration Statement, File Nos. 333-53683 and 811-8791 (the "Registration Statement"), of StockCar Stocks Mutual Fund, Inc. (the "Company").

We have examined a copy of the Company's Second Amended and Restated Articles of Incorporation, the Company's By-laws, the Company's record of the various actions by the Board of Directors thereof, and all such agreements, certificates of public officials, certificates of officers and representatives of the Company and others, and such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed. We have assumed the genuineness of the signatures and the conformity to original documents of the copies of such documents supplied to us as copies thereof.

Based upon the foregoing, we are of the opinion that, after Post-Effective Amendment No. 10 is effective for purposes of applicable federal and state securities laws, the shares of the StockCar Stocks Index Fund, a series of the Company, if issued in accordance with the then current Prospectus and Statement of Additional Information of the fund, will be legally issued, fully paid and non-assessable.

We herewith give you our consent to file this opinion with the Securities and Exchange Commission as an exhibit to the Post-Effective Amendment No. 10 referred to above.

Very truly yours,


/s/Thompson Hine LLP

Thompson Hine LLP